DRIEHAUS MUTUAL FUNDS
25 East Erie Street
Chicago, Illinois 60611
April 29, 2009
VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Driehaus Mutual Funds (the “Registrant”) Registration Statement on Form N-14 (File No. 333-158496)
Dear Mr. DiStefano:
     Pursuant to Rule 473 under the Securities Act of 1933, as amended, the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-158496), filed with the Securities and Exchange Commission on April 8, 2009, relating to the proposed reorganization of Lotsoff Capital Management Active Income Fund, a series of Lotsoff Capital Management Investment Trust, into Driehaus Active Income Fund, a series of the Registrant.
     The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
     If you have any questions or comments in connection with this delaying amendment, please contact Abigail Murray of Vedder Price P.C., Registrant’s counsel, at (312) 609-7796.

Very truly yours,

/s/ Michelle L. Cahoon

By:	Michelle L. Cahoon
Title:	Vice President and Treasurer